Exhibit 99.9

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total to change its dividend payment policy and move
to quarterly dividend payments
Paris, October 29, 2010 — On October 28, 2010, the Board of Directors of Total decided to change its interim dividend policy and to adopt a new policy based on quarterly dividend payments.
Since 2004, the company has paid an interim dividend in November and the balance of the annual dividend after its Annual General Meeting in May. The interim and final dividends related to the 2010 fiscal year will be paid according to this policy.
The balance of the 2010 dividend will be paid following the May 2011 Annual Meeting, and the quarterly interim dividend payments related to the 2011 fiscal year will commence thereafter. On April 28, 2011, the Board will review Total’s March 31, 2011 financial statements and decide on the first quarterly interim dividend, which will be paid in September 2011.
Pending the approval by the Board of Directors for the interim dividends and by the shareholders at the Annual General Meeting for the accounts and the final dividend, the calendar for the interim quarterly dividends and the final dividend for 2011 should be as follows:
•	September 19, 2011,

•	December 19, 2011,

•	March 19, 2012,

•	June 18, 2012.
The provisional ex-dividend dates above relate to the Total shares traded on the Euronext Paris. The ex-dividend dates specific to Total’s American depositary shares (NYSE:TOT), which will also move to a quarterly dividend schedule, will be communicated at a later date.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com